Exhibit 21.1

SUBSIDIARIES OF TOWERSTREAM CORPORATION

The following is a list of subsidiaries of Towerstream Corporation as of December 31, 2018, omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary:

Subsidiary	Jurisdiction of Organization

Towerstream I, Inc.	Delaware